SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 22, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 22, 2021 regarding “Update on Deferred Prosecution Agreement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 22, 2021

PRESS RELEASE October 22, 2021

Update on Deferred Prosecution Agreement

On December 6, 2019, Ericsson (NASDAQ: ERIC) entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). Ericsson has received correspondence from the DOJ stating that it has determined that Ericsson breached its obligations under the DPA by failing to provide certain documents and factual information, and that Ericsson will have the opportunity to respond in writing to explain the nature and circumstances of such breach, as well as the actions Ericsson has taken to address and remediate the situation.

At this stage it is premature to predict the outcome of these developments. DOJ has sole discretion under the DPA to determine whether a breach occurred. Ericsson intends to respond to DOJ and to continue cooperating with DOJ consistent with the terms of the DPA, including requirements regarding production of documents.

NOTES TO EDITORS:

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FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Media

Kristoffer Edshage, Director Corporate Media

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

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PRESS RELEASE October 22, 2021

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 01:00 CEST on October 22, 2021.

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